UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Portugal Telecom SGPS S.A.

(Name of Issuer)

Ordinary Shares, Nominal Value €0.03 Per Share

(Title of Class of Securities)

737273102

(CUSIP Number)

Pedro Jereissati, Investor Relations Director Telemar Participações S.A., Praia de Botafogo 300, 11th floor, sala 1101 (parte) Botafogo, Rio de Janeiro, RJ, Brazil 22250-040 Tel: +55 21 3873-9016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737273102

1.	Name of Reporting Person Telemar Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 89,651,205
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 89,651,205
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,651,205
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 737273102

1.	Name of Reporting Person Oi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 89,651,205
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 89,651,205
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,651,205
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 737273102

1.	Name of Reporting Person Telemar Norte Leste S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 89,651,205
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 89,651,205
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,651,205
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10%
14.	Type of Reporting Person (See Instructions) CO

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to ordinary shares, €0.03 nominal value (the “Shares”), of Portugal Telecom, SGPS, S.A., a limited public company organized under the laws of The Portuguese Republic (the “Issuer”). The principal executive offices of the Issuer are located at Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission on April 29, 2011 (the “Initial 13D” and as amended by this Amendment, this “Statement”) by Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar” and together with TmarPart and Oi S.A. (“Oi”), successor by merger to TNL, the “Reporting Persons”) by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D.

This Amendment reflects (1) the increase in TmarPart’s, Oi’s and Telemar’s beneficial ownership of the Shares as a result of the purchases of Shares described in Item 5(c) below.

This Amendment is being filed jointly on behalf of each of the Reporting Persons. The agreement among the Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit 99.1.

TmarPart is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of TmarPart is Praia de Botafogo 300, 11th floor, sala 1101 (parte) 22250-040, Rio de Janeiro, RJ, Brazil.

Oi is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of Oi is Rua General Polidoro, No. 99, 5th floor/part – Botafogo 22280-001 Rio de Janeiro, RJ, Brazil.

Telemar is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of Telemar is Rua Humberto de Campos, 425 – 8th Floor Leblon, Rio de Janeiro RJ 22430-190 Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided on Exhibit 99.2, which is incorporated by reference herein.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The Shares were acquired by Telemar using a total amount of funds (including brokerage commissions) equal to approximately R$251,136,673.40. The Reporting Persons sourced such funds with cash on hand.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

The Shares to which this Statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities as part of a strategic alliance with the Issuer to develop a global telecommunications platform for cooperation to share best practices, achieve economies of scale, implement research and development initiatives, develop technologies, expand the parties’ international presence, diversify services, maximize synergies and reduce costs.

In April 2011, Pedro Jereissati and Otávio Marques de Azevedo were elected to the Issuer’s Board of Directors as nominees of Telemar. The Reporting Persons expect to engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the Issuer, which discussions may include considering one or more of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Other than as described in this statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons, however, retain their rights to acquire additional Shares, to sell some or all of the Shares or to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As reported in the Form 20-F furnished to the SEC by the Issuer on April 30, 2012, the total number of issued and outstanding Shares is 896,512,000.

(a) & (b)

TmarPart:

TmarPart owns, directly and indirectly, 56.4% of the common shares of Oi. As a result, TmarPart has the sole power to vote and dispose of 89,651,205 Shares, representing 10% of the issued and outstanding Shares and may be deemed to beneficially own all of such shares.

The numbers of Shares beneficially owned by directors and executive officers of TmarPart are set forth below. TmarPart disclaims beneficial ownership of such securities of Portugal Telecom beneficially owned by such directors and executive officers.

TmarPart directors and executive officers:	Number of Shares held
Otávio Marques de Azevedo (Chairman of the Board of Directors)	0
Carlos Francisco Ribeiro Jereissati (Director)	0
Pedro Jereissati (Chief Executive Officer and Director)	0
José Augusto da Gama Figueira (Director)	0
Odali Dias Cardoso (Director)	0
Zeinal Abedin Mahomed Bava (Director)	63,161
Ivan Ribeiro de Oliveira (Alternate Director)	0
Emilio Garofalo Filho (Director)	0
Alexandre Jereissati Legey (Alternate Director)	0
Carlos Jereissati (Alternate Director)	0

José Mauro Mettrau Carneiro da Cunha (Director)	0
Armando de Santi Filho (Alternate Director)	0
Shakhaf Wine (Alternate Director)	0
Armando Galhardo Nunes Guerra Junior (Executive Officer)	0
Renato Sobral Pires Chaves (Executive Officer)	0
Maurício Marcellini Pereira (Director)	0
Luis Carlos Fernandes Afonso (Director)	0
Renato Torres de Faria (Alternate Director)	0
Rafael Cardoso Cordeiro (Alternate Director)	0
Ricardo Coutinho de Sena (Director)	0
Fernando Magalhães Portella (Alternate Director)	0
Rafael Pires de Sousa (Alternate Director)	0
Diego Hernandes (Alternate Director)	0
Pedro Guimaraes e Melo de Oliveira Guterres (Executive Officer)	0

Oi:

Oi owns 100% of the common shares of Telemar. As a result, Oi has the sole power to vote and dispose of 89,651,205 Shares, representing 10% of the issued and outstanding Shares and may be deemed to beneficially own all of such shares.

The numbers of Shares beneficially owned by directors and executive officers of Oi are set forth below. Oi disclaims beneficial ownership of such securities of Portugal Telecom beneficially owned by such directors and executive officers.

Oi directors and executive officers	Number of Shares held
José Mauro Mettrau Carneiro da Cunha (Chairman)	0
José Augusto da Gama Figueira (Alternate Director)	0
Zeinal Abedin Mahomed Bava (Director)	0
Luís Miguel da Fonseca Pacheco de Melo (Alternate Director)	45
Shakhaf Wine (Director)	0
Abilio Cesário Lopes Martins (Alternate Director)	552
Armando Galhardo Nunes Guerra Junior (Director)	0
Paulo Márcio de Oliveira Monteiro (Alternate Director)	0
Sergio Franklin Quintella (Director)	0
Bruno Gonçalves Siqueira (Alternate Director)	0
Renato Torres de Faria (Director)	0
Carlos Fernando Horta Bretas (Alternate Director)	0
Rafael Cardoso Cordeiro (Director)	0
André Sant’Anna Valladares de Andrade (Alternate Director)	0
Fernando Magalhães Portella (Director)	0
Carlos Jereissati (Alternate Director)	0
Alexandre Jereissati Legey (Director)	0
Carlos Francisco Ribeiro Jereissati (Alternate Director)	0
Pedro Jereissati (Director)	0

Cristina Anne Betts (Alternate Director)	0
Cristiano Yazbek Pereira (Director)	0
Erika Jereissati Zullo (Alternate Director)	0
Fernando Marques dos Santos ( Director)	0
Laura Bedeschi Rego de Mattos (Alternate Director)	0
José Valdir Ribeiro dos Reis (Director)	0
Luciana Freitas Rodrigues (Alternate Director)	0
Carlos Fernando Costa (Director)	0
Armando Ramos Tripodi (Alternate Director)	0
Carlos Augusto Borges (Director)	0
Alcinei Cardoso Rodrigues (Alternate Director)	0
João Carlos de Almeida Gaspar (Director)	0
Antonio Cardoso dos Santos (Alternate Director)	0
Francisco Tosta Valim Filho (Chief Executive Officer)	0
Alex Waldemar Zornig (Chief Financial Officer)	0
Francis James Leahy Meaney (Executive Officer)	0
Tarso Rebello Dias (Executive Officer)	0
Pedro Santos Ripper (Executive Officer)	0
Júlio Cesar Fonseca (Executive Officer)	0
Eurico de Jesus Teles Neto (Executive Officer)	0
João de Deus Pinheiro de Macêdo (Executive Officer)	0
Bayard de Paoli Gontijo (Executive Officer)	0

Telemar:

Telemar beneficially owns, and has the sole power to vote and dispose of 89,651,205 Shares, representing 10% of the issued and outstanding Shares.

As of May 11, 2012, the common stock of Telemar is no longer listed on any stock exchange. As a result Telemar is no longer subject to the requirements of any stock exchange and the Board of Directors of Telemar was dissolved on May 15, 2012. The numbers of Shares beneficially owned by the executive officers of Telemar are set forth below. Telemar disclaims beneficial ownership of such securities of Portugal Telecom beneficially owned by such executive officers.

Telemar executive officers	Number of Shares held
Francisco Tosta Valim Filho (Chief Executive Officer)	0
Alex Waldemar Zornig (Chief Financial Officer)	0
Tarso Rebello Dias (Executive Officer)	0
Francis James Leahy Meaney (Executive Officer)	0
João de Deus Pinheiro de Macêdo (Executive Officer)	0
Julio Cesar Fonseca (Executive Officer)	0
Eurico de Jesus Teles Neto (Executive Officer)	0
Pedro Santos Ripper (Executive Officer)	0
Bayard de Paoli Gontijo (Executive Officer)	0

(c)	The following table details the open market purchases of Shares by Telemar in the past 60 days:

Date of Transaction	Number of Shares Purchased	Purchase Price
April 4, 2012	80,000	€4.0802 per share
April 10, 2012	720,000	€3.9128 per share
April 11, 2012	1,398,954	€3.8216 per share
April 12, 2012	833,327	€3.8034 per share
April 13, 2012	939,900	€3.7750 per share
April 16, 2012	672,752	€3.7656 per share
April 17, 2012	545,000	€3.7447 per share
April 18, 2012	770,000	€3.7460 per share
April 19, 2012	500,000	€3.7251 per share
April 20, 2012	200,000	€3.7794 per share
April 23, 2012	200,000	€3.7717 per share
April 24, 2012	448,845	€3.7785 per share
April 26, 2012	335,000	€3.8553 per share
April 27, 2012	390,000	€3.9094 per share
April 30, 2012	345,328	€3.9725 per share
May 2, 2012	550,000	€3.9447 per share
May 3, 2012	409,275	€4.0176 per share
May 4, 2012	700,000	€4.0631 per share
May 7, 2012	700,000	€3.9855 per share
May 8, 2012	700,000	€3.9929 per share
May 9, 2012	700,000	€4.0180 per share
May 10, 2012	500,000	€4.0471 per share
May 11, 2012	1,000,000	€4.2417 per share
May 14, 2012	1,100,000	€4.2125 per share
May 15, 2012	745,000	€4.1901 per share
May 16, 2012	605,233	€4.1874 per share
May 17, 2012	1,500,000	€4.1515 per share
May 18, 2012	1,200,000	€4.0503 per share
May 21, 2012	1,700,000	€3.9273 per share
May 22, 2012	1,900,000	€3.9769 per share
May 24, 2012	1,359,882	€3.9466 per share
May 24, 2012	1,345,143	€4.0207 per share

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Shares of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated May 29, 2012.

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

Telemar Participações S.A.

By:	/s/ Armando Galhardo Nunes Guerra Junior
Name: Armando Galhardo Nunes Guerra Junior
Title: Executive Officer

By:	/s/ Pedro Guimarães e Melo de Oliveira Guterres
Name: Pedro Guimarães e Melo de Oliveira Guterres
Title: Executive Officer

Oi S.A.

By:	/s/ Tarso Rebello Dias
Name: Tarso Rebello Dias
Title: Executive Officer

By:	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Executive Officer

Telemar Norte Leste S.A.

By:	/s/ Tarso Rebello Dias
Name: Tarso Rebello Dias
Title: Executive Officer

By:	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Executive Officer